UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras Biocombustível closes deal to sell its interest in Guarani

Rio de Janeiro, December 28, 2016 – Petróleo Brasileiro S.A. – Petrobras informs that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) celebrated on this date with Tereos Participations SAS, a company under French group
Tereos, the Agreement for Purchase and Sale of Shares (“Contrato de Compra e
Venda de Ações e Outras Avenças”), to sell the whole of its interest in Guarani
S.A., corresponding to 45.97% of the company capital, for the amount of US$ 202 million.

Guarani is one of the leading companies in the Brazilian sugar and ethanol market, occupying the third position among the largest sugar producers in
Brazil. The company holds eight industrial plants, seven of which in Brazil, in
São Paulo state (Andrade, Cruz Alta, São José, Severínia, Mandu, Tanabi, and
Vertente plants, the latter in shared control with Humus Group, which holds
50%), and one in Africa, in Mozambique (Sena plant).

Tereos, which is a partner of PBIO in Guarani, with 54.03% stake, is the third largest sugar producer in the world. The group is specialized in transforming raw material in sugar, ethanol, alcohol, and starch, and holds 42 industrial units in Europe, South America, Indian Ocean, Africa, and Asia, with 24 thousand associates.

This transaction is part of the partnership and divestment program and will be recorded in the 2015-2016 biennium target. The sale is aligned to the Petrobras
Strategic Plan, which foresees the business portfolio optimization, withdrawing entirely from biofuel production activities.

The project is one of the five transactions which the contracts may be signed pursuant to the preventive order of the Brazilian Federal Accounting Court
(TCU), as disclosed in the material fact announced on 12.20.2016, and its conclusion is subject to the approval of the Administrative Council for Economic
Defense (CADE).

_________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 28, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer